Exhibit 99.2

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Till Capital Ltd. (the “Company” or “Till”) 25 Church Street Hamilton HM12 Bermuda

Item 2	Date of Material Change

August 3, 2015

Item 3	News Release

The news release was disseminated on August 5, 2015 through Nasdaq GlobalNewswire.

Item 4	Summary of Material Change

The Company announced that effective August 3rd, 2015, Mr. Blair Shiletto has resigned from the Board of Directors for family reasons.

Item 5	Full Description of Material Change

5.1 Full Description of Material Change

The Company announced that effective August 3rd, 2015, Mr. Blair Shiletto has resigned from the Board of Directors for family reasons. The Company thanks him for his service and wishes him well in future endeavours.

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

For further information, contact:

William M. Sheriff, Chairman Telephone: (208) 635-5415

Item 9	Date of Report

Dated August 12, 2015.